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                          February 16, 2021

       A. Lorne Weil
       Executive Chairman
       Inspired Entertainment, Inc.
       250 West 57th Street, Suite 415
       New York, New York 10107

                                                        Re: Inspired
Entertainment, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed February 12,
2021
                                                            File No. 333-253072

       Dear Mr. Weil:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jan Woo,
Legal Branch Chief, at (202) 551-3453 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Technology
       cc:                                              Jeffrey Rubin